UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2010

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of Aegean Marine Petroleum Network Inc. (the "Company"), as of and for the nine month period ended September 30, 2009.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-162935), filed with the U.S. Securities and Exchange Commission on November 6, 2009, as amended on December 4, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: January 19, 2010	By:	/s/ E. Nikolas Tavlarios
	Name:	E. Nikolas Tavlarios
	Title:	President

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the nine month periods ended September 30, 2009 and 2008. Unless otherwise specified herein, references to the "Company" or "we" shall include Aegean Marine Petroleum Network Inc. and its applicable subsidiaries. The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section entitled "Risk Factors" included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission, or the Commission, on April 22, 2009.

Operating Results

General

We are a marine fuel logistics company that physically supplies and markets refined marine fuel and lubricants to ships in port and at sea. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels using our bunkering tankers to a broad base of end users.

We sell marine petroleum products to customers primarily at a margin over PLATTS prices (benchmark market prices). PLATTS prices are quoted daily by region and by terms of delivery. We have not had a significant number of long-term written agreements with customers. Under a typical sales contract, a customer requests that we quote a fixed price per metric ton for the sale and delivery of a specified volume and classification of marine fuel on a given date. The customer requests a quotation several days prior to the delivery date. We, generally, do not quote prices for periods in excess of one week. Once an agreement has been made with a customer, we are deemed to be bound to deliver the specified quantity and classification of marine fuel at the quoted fixed price on the specified delivery date to an identified vessel at a named location. We remain responsible for securing the supply of marine fuel from the supplier and for delivering the marine fuel to the customer's vessel.

We purchase marine petroleum products from reputable suppliers under either long-term supply contracts or on the spot markets at a margin over PLATTS prices. Except for our service centers in Gibraltar, Ghana and the United Arab Emirates, we generally take deliveries of the products on the day of, or few days prior to, the delivery of the products to the customer's vessel. In Gibraltar, Ghana, the United Arab Emirates and Jamaica, utilizing our storage facilities, we take deliveries of the products generally more than one but less than two weeks prior to delivery of the products to our customers. The cost of our marine fuel purchases is generally fixed at the date of loading from the supplier's premises. Generally, under our long-term supply contracts, the supplier undertakes to supply us with a minimum quantity of marine fuel per month subject to a maximum quantity. Price calculations vary from supplier to supplier in terms of the supplier's margins, the referenced PLATTS prices and the calculation of the average PLATTS price. Depending on the agreement with each supplier, the referenced PLATTS price could be the spot price or an average price over a specified period.

We deliver marine petroleum products to our customers mainly through our bunkering tankers. We are responsible for paying our tankers' operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, spares and consumable stores, tonnage taxes and other vessel-related expenses. Our bunkering tankers are not used for the transportation of petroleum products across oceans. Accordingly, a significant portion of our vessel operating expenses is fixed or semi-variable (e.g., a bunkering tanker's insurance costs, crew wages and certain other costs are incurred irrespective of the number of sales deliveries it makes during a period)

and, as a group, represents the most significant operating expense for us other than the cost of marine petroleum products sold.

We incur overhead costs to support our operations. In general, the logistics of purchasing, selling and delivering marine fuel to customers are managed and coordinated by employees at our marketing and operating office in Greece, employees at our local service centers and the crew of our bunkering tankers.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•
Sales volume of marine fuel.    We define the sales volume of marine fuel as the volume of sales of various classifications of marine fuel oil, or MFO, marine diesel oil, or MDO, and marine gas oil, or MGO, for the relevant period, measured in metric tons. The sales volume of marine fuel is an indicator of the size of our operations as it affects both the sales and the cost of marine petroleum products recorded during a given period. Sales volume of marine fuel does not include the sales volume of lubricants due to insignificant volumes for all periods presented.

•
Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold.  Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that we generate on sales of various classifications of MFO or MGO. Gross spread on lubricants represents the margin that we generate on sales of lubricants.  We calculate the gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the marine petroleum product sold and cargo transportation costs.  For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil S.A., or Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers.  For arrangements in which we purchase cargos for our floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or paid separately by us to a third-party transportation provider.

Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	Nine months ended September 30,
	2008	2009
	(in thousands of U.S. dollars, unless otherwise stated)

Sales of marine petroleum products	2,217,570	1,630,968
Less: Cost of marine petroleum products sold	(2,092,669)	(1,501,179)
Less: Cargo transportation costs	(9,569)	(3,470)
Gross spread on marine petroleum products	115,332	126,319
Less: Gross spread on lubricants	(964)	(1,985)
Gross spread on marine fuel	114,368	124,334

Sales volume of marine fuel (metric tons)	3,631,486	4,444,447

Gross spread per metric ton of marine fuel sold (U.S. dollars)	31.5	28.0

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable GAAP measure, operating income, for the periods presented:

	Nine months ended September 30,
	2008	2009
	(in thousands of U.S. dollars)

Gross spread on marine petroleum products	115,332	126,319
Add: Voyage revenues	-	7,390
Add: Other revenues	6,054	5,705
Add: Gain on sale of vessels	-	4,185
Add: Cargo transportation costs	9,569	3,470
Less: Salaries, wages and related costs	(29,384)	(34,341)
Less: Depreciation	(8,998)	(12,077)
Less: Amortization	(2,860)	(3,503)
Less: Other operating expenses	(53,736)	(54,055)
Operating income	35,977	43,093

The amount that we have to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, we evaluate gross spread per metric ton of marine fuel sold and gross spread on marine petroleum products in pricing individual transactions and in long-term strategic pricing decisions. We actively monitor our pricing and sourcing strategies in order to optimize our gross spread on marine petroleum products. We believe that this measure is important to investors because it is an effective intermediate performance measure of the strength of our operations.

Gross spread on marine petroleum products (including gross spread on marine fuel and gross spread on lubricants) and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses and overhead costs) or other costs of doing business.

For the periods presented, we purchased marine petroleum products in Greece from our related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin.

•
Number of markets served.  The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, West Africa, Vancouver, Portland (U.K.), Trinidad and Tobago, Tanger-Med in Morocco and Greece, where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period.  We commenced physical supply operations in Singapore on June 2, 2006, in Northern Europe on October 9, 2007, in Ghana on January 15, 2008, in Portland (U.K.) on April 1, 2008, in Trinidad on April 1, 2009, and in the port of Tanger-Med, Morocco on August 25, 2009.  On July 1, 2008, we acquired ICS Petroleum Ltd., or ICS Petroleum, a Canadian based marketer and supplier of marine petroleum products in Vancouver, Montreal and Mexico.

•
Average number of operating bunkering vessels.  Average number of operating bunkering vessels is the number of operating bunkering vessels in our fleet for the relevant period, as measured by the sum of the number of days each bunkering vessel was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of operating bunkering vessels at the end of the period.  This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance. The average number of operating bunkering vessels is an indicator of the size of our fleet and operations and affects both the amount of revenues and expenses that we record during a given period.

    The following table reflects our sales volume of marine fuel, gross spread on marine petroleum products, gross spread per metric ton of marine fuel sold, number of service centers and average number of operating bunkering vessels for the periods indicated.

	Nine months ended September 30,
	2008	2009
	(in thousands of U.S. dollars) unless otherwise stated)

Sales volume of marine fuel (metric tons)	3,631,486	4,444,447
Gross spread on marine petroleum products	115,332	126,319
Gross spread per metric ton of marine fuel sold (U.S. dollars)	31.5	28.0
Number of markets served, end of period	11	14
Average number of operating bunkering vessels	22.2	32.4

Sales of Marine Petroleum Products and Gross Spread on Marine Petroleum Products

Our sales of marine petroleum products and gross spread on marine petroleum products consist of the sales revenue and gross spread that we generate on sales of marine fuel and lubricants.

Our sales of marine petroleum products are driven primarily by the number of our service centers, the number of operating bunkering tankers in our fleet, our sales prices and our credit terms and credit control processes. The cost of marine petroleum products sold is driven primarily by the availability of marine petroleum products, our purchasing methods, supplier cost prices and credit terms and our internal quality control processes. These drivers, in turn, are affected by a number of factors, including:

•	our entrance into new markets;

•	our purchasing methods of marine petroleum products;

•	our marketing strategy;

•	our vessel acquisitions and disposals;

•	PLATTS prices;

•	conditions in the international shipping and the marine fuel supply industries;

•	regulation of the marine fuel supply industry;

•	regulation of the tanker industry;

•	levels of supply of and demand for marine petroleum products;

•	levels of competition; and

•	other factors affecting our industry.

The following table reflects our sales of marine petroleum products in each of the continents our service centers are located based on the point-of-delivery geographical location of the customer vessels for the periods indicated.

	Nine months ended September 30,
	2008	2009

	(in thousands of U.S. dollars)

Europe	919,924	638,125
America	351,398	239,457
Africa	80,073	57,709
Asia	866,175	695,677
Total	2,217,570	1,630,968

We sell and deliver marine petroleum products to a broad and diversified customer base, including international commercial shipping companies, governments, and marine fuel traders and brokers. For the nine month periods ended September 30, 2008 and 2009, none of our customers accounted for more than 10% of our total revenues.

The commercial shipping industry generally purchases marine fuel on a spot basis, and historically, we have not had any long-term sales volume contracts with our customers. As we expand our global network and increase our geographical coverage, we expect some of our customers to enter into long-term sales volume contracts.

In addition to our physical supply operations, from time to time, we conduct limited marine fuel trading activities, generally in locations where we do not have service centers. This business involves activities whereby we contract with third-party physical suppliers to sell us marine fuel and to deliver the marine fuel to a customer in the relevant location. Accordingly, our trading activities do not involve our physical possession of marine fuel and require less complex logistical operations and infrastructure. As such, we typically earn a significantly lower gross spread from our trading activities than from our physical supply activities.

We purchase and take delivery of marine petroleum products from various suppliers under long-term volume contracts or on the spot market. Long-term supply contracts from third parties allow us to minimize our exposure to supply shortages. In general, at each of our service centers except for Gibraltar, the United Arab Emirates and West Africa, we purchase from local supply sources.

Our cost of marine petroleum products includes purchases from related companies. In Greece, we purchase marine petroleum products under a ten-year supply contract that commenced on April 1, 2005, from our related company, Aegean Oil, which charges us its actual cost of the marine petroleum products plus a margin. We believe the amounts we paid to our related company are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties.

The following table reflects our cost of marine petroleum products sold incurred from third-party suppliers and from our related company suppliers for the periods indicated.

	Nine months ended September 30,
	2008	2009

	(in thousands of U.S. dollars)

Third-party suppliers	1,815,755	1,295,026
Related company suppliers	276,914	206,153
Total	2,092,669	1,501,179

We seek to increase our sales of marine petroleum products and our gross spread on marine petroleum products on an integrated basis, through expansion into new markets, acquisitions of double hull bunkering tankers and the diversification and further optimization of purchasing methods. Our gross spread on marine petroleum products differs for each of our service centers, reflecting the different competitive conditions that exist in the markets served by them. Factors affecting competitive conditions in a market that we service include customer demand, availability of supplies and the strength and number of competitors that operate in the market. We believe that for any new service center that we may establish, gross spread on marine petroleum products may be lower than from our existing service centers. We also believe that the competitive conditions in the markets served by our existing service centers may generally be more favorable to us than those in other markets that we may consider for future expansion.

Voyage Revenues

Our voyage revenues are derived from the employment of our specialty tanker with roll-on roll-off facilities and refueling capabilities for fuel trucks and from the employment of our bunkering tankers based in Greece.  In 2008, we have employed our double hull specialty tanker, Maistros, under a contract of affreightment with Aegean Oil for the distribution of gasoline and other refined petroleum products in the Greek islands. During the nine month period ended September 30, 2009, we recognized $2.1 million in revenue from Aegean Oil under this contract of affreightment.  This contract was terminated on June 10, 2009, when we sold the two specialty tankers, Maistros and Ostria, to an unaffiliated third-party purchaser.

In the past, our voyage revenues were primarily derived from time and voyage charters of our only non-bunkering tanker, Aegean Hellas, which is a single hull Aframax tanker with a cargo-carrying capacity of approximately 92,000 dwt. We purchased this tanker with the initial intention of strategically positioning it as a floating storage facility at one of the ports that we serve. As of December 31, 2006, we were deploying this vessel for hire in the international spot market. Voyage revenues of Aegean Hellas were driven primarily by the number of operating days and the amount of daily charter hire rates, which, in turn, were affected by a number of factors, including the duration of the charter, the age, condition and specification of the vessel and the levels of supply and demand in the tanker shipping industry. On April 17, 2007, we sold Aegean Hellas to an unrelated third party.

Salaries, Wages and Related Costs

We employ salaried employees at our offices in Greece, New York City, and at each of our service centers. Furthermore, we employ crews for our bunkering tankers under short-term contracts. The majority of our salaries, wages and related costs are for our salaried employees and vessel crews. Costs relating to our salaried employees are mainly incurred at our office in Greece, where most of our sales and marketing, operations, technical, accounting and finance departments are located, and our administrative office in New York City, where we oversee our financial and other reporting functions. We maintain a minimal number of salaried employees at our service centers and typically employ a local operations manager and staff to support the logistical aspects of our operations.

The following table reflects salaries, wages and costs related to our crews and salaried employees.

	Nine months ended September 30,
	2008	2009

	(in thousands of U.S. dollars)

Shipboard personnel	15,004	17,054
Shoreside personnel	14,380	17,287
Total	29,384	34,341

Our salaries, wages and related costs have grown over the past several years mainly due to our expansion and the increase in crew wages as we have added bunkering vessels to our fleet. We expect that the amount of salaries, wages and related costs will continue to increase as a result of our further expansion into new markets and acquisitions of additional double hull bunkering tankers and floating storage facilities.

Depreciation

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. We expect that these charges will continue to increase primarily as a result of our planned acquisition of additional bunkering tankers and floating storage facilities.

Other Operating Expenses

Other operating expenses primarily include the operating expenses of our vessels, including the cost of insurance, expenses relating to repairs and maintenance (which does not include amortization of drydocking costs), the cost of spares and consumable stores, consumption of marine petroleum products and other miscellaneous expenses.  Our bunkering vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to increase further as a result of our acquisition of additional bunkering vessels and floating storage facilities.

Other operating expenses also include expenses relating to rent, communal charges, advertising, travel, public relations and auditing and legal fees. We expect these expenses to increase further as we enter new markets.

Other operating expenses include a provision for doubtful accounts. We believe that our provision for doubtful accounts has been relatively low in the past several years due to our effective credit control process. As we expand our operations across the globe, we expect our provision for doubtful accounts to increase concurrently with our revenues.

Finally, other operating expenses include amounts relating to the storage of marine petroleum products from acquisitions and use of floating storage facilities, such as our tankers, Ouranos, Fos, Leader and Aegean IX. We believe that the ownership of floating storage facilities will allow us to mitigate the risk of supply shortages. Generally, the costs of storage have been included in the price per metric ton quoted by local suppliers of refined marine fuel. Accordingly, we expect that the ownership of floating storage facilities will allow us to convert the variable costs of this storage fee markup per metric ton quoted by suppliers into fixed costs of operating our storage facilities, thereby allowing us to spread larger sales volumes over a fixed cost base and to decrease our refined marine fuel costs.

Management Fees

We have historically paid Aegean Shipping Management S.A., or Aegean Shipping, our former fleet manager and a related company, owned and controlled by members of Mr. Melisanidis' family, a fixed management fee per month for each vessel in our operating fleet in exchange for providing our bunkering tankers and Aframax tankers with strategic, technical and commercial management services in connection with the deployment of our fleet. On April 17, 2007, we sold the last vessel managed by Aegean Shipping, Aegean Hellas. We believe the amounts we paid to our related company manager were comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with long-term debt to partially finance the acquisitions of our vessels and in connection with short-term bank borrowings obtained for working capital purposes. In connection with our initial public offering, we repaid and terminated a portion of our outstanding indebtedness. Subsequently, we incurred and expect to continue incurring interest expense and financing costs under our existing credit facilities to finance the construction of our new bunkering tankers and our senior secured credit facility. We intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time from our cash flows from operations.

We believe that, in the short-term, a majority of the interest and financing costs relating to our credit facilities to finance vessel construction, will be capitalized as part of the acquisition costs of our vessels and not be incurred as interest expense in our statements of income.

Income Taxes

Our principal operating subsidiary, Aegean Marine Petroleum S.A., or AMP, is incorporated in the Republic of Liberia. Under regulations promulgated by the Liberian Ministry of Finance, AMP is considered a non-resident domestic corporation, and is therefore not required to pay any tax or file any report or return with the Republic of Liberia in respect of income derived from its operations outside of the Republic of Liberia. The Liberian Ministry of Justice has issued an opinion that these regulations are valid. If AMP were subject to Liberian tax, it would be subject to tax at a rate of 35% on its worldwide income, and dividends it pays to us would be subject to a withholding tax at rates ranging from 15% to 20%.

AMP has established an office in Greece which provides services to AMP and AMP's office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967, which expired on December 31, 2005, the income of AMP's Greek office is calculated on a cost plus basis on expenses incurred by that office. The Greek Ministry of Economy and Finance has determined that the profit margin applicable to AMP is 5%. This determination is subject to periodic review. AMP's income, as calculated by applying the 5% profit margin, is subject to Greek corporate income tax at the rate of 29% for fiscal year 2006 and 25% for fiscal years 2007 and later. All expenses to which the profit percentage applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.

Under the laws of the countries of incorporation of our vessel-owning subsidiaries and our subsidiaries that operate service centers and the laws of the countries of our vessels' registration, our vessel-owning companies are generally not subject to tax on our income that is characterized as shipping income.

Our corporate income tax exposure is in taxable jurisdictions such as Gibraltar, Jamaica, Singapore, Belgium, the United Kingdom and Canada.

Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include sales, excise, goods and services taxes, value-added taxes, and other taxes.  Other than in Canada, we do not pay a material amount of tax in any jurisdiction in which we operate.  For the nine month periods ended September 30, 2008 and 2009, our income tax amounted to $0.9 and $0.7 million, respectively.  Our income tax amount was mainly attributable to our Canadian operations.  We are currently in the process of restructuring our Canadian operations and expect to decrease our future income tax liability in Canada.

Results of Operations

Nine months ended September 30, 2009 compared to nine months ended September 30, 2008

Selected financial data

	Nine months ended September 30,
	2008	2009	Change $	%

Sales of marine petroleum products	2,217,570	1,630,968	(586,602)	(26.5%)
Voyage and other revenues	6,054	13,095	7,041	116.3%
Total revenues	2,223,624	1,644,063	(579,561)	(26.1%)
Cost of marine petroleum products sold	2,092,669	1,501,179	(591,490)	(28.3%)
Salaries, wages and related costs	29,384	34,341	4,957	16.9%
Depreciation and amortization	11,858	15,580	3,722	31.4%
All other operating expenses	53,736	49,870	(3,866)	(7.2%)
Operating income	35,977	43,093	7,116	19.8%
Net financing costs	7,919	7,195	(724)	(9.1%)
Other non-operating expenses (income)	1,215	1,072	(143)	(11.8%)
Net income	26,843	34,826	7,983	29.7%

Sales of Marine Petroleum Products.  Sales of marine petroleum products decreased by $586.6 million, or 26.5%, to $1,631.0 million for the nine month period ended September 30, 2009 compared to $2,217.6 million for the nine month period ended September 30, 2008. Of the total decrease in sales of marine petroleum products, $891.6 million was attributable to a 40.4% decrease in the average price of marine fuel (using sales volumes for the nine month period ended September 30, 2008), while an increase in sales volume of marine fuel (using average prices for the nine month period ended September 30, 2009) and an increase in the sales of lubricants increased sales of marine petroleum products by $294.2 and $10.8 million, respectively. Sales volume of marine fuel increased by 812,961 metric tons, or 22.4%, to 4,444,447 metric tons for the nine month period ended September 30, 2009, compared to 3,631,486 metric tons for the nine month period ended September 30, 2008 due to additional volume of sales of marine fuel in Singapore, Greece and the U.A.E. and due to sales in our new markets: Canada, Mexico, Trinidad and Tobago and Tanger-Med, Morocco.

Gross Spread on Marine Petroleum Products.  Gross spread on marine petroleum products increased by $11.0 million, or 9.5%, to $126.3 million for the nine month period ended September 30, 2009, compared to $115.3 million for the nine month period ended September 30, 2008. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel. Our gross spread per metric ton of marine fuel sold during the nine month period ended September 30, 2009 decreased by $3.5, or 11.1%, to $28.0 compared to $31.5 for the nine month period ended September 30, 2008.  Gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Gross spread on marine petroleum products, as a percentage of total revenues, increased from 5.2% for the nine month period ended September 30, 2008 to 7.7% for the nine month period ended September 30, 2009.  Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-GAAP measures and should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to section entitled "Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable GAAP measure.

Voyage Revenues.  Voyage revenues were $7.4 million for the nine month period ended September 30, 2009, compared to $0 million for the nine month period ended September 30, 2008. Voyage revenues for the nine month period ended September 30, 2009 were attributable to the employment of our specialty tanker, Maistros, under the contract of affreightment with Aegean Oil, which commenced on October 1, 2008 and to the employment of our vessels Aegean III, Aegean VIII, Aegean XII, Aegean Daisy, Aegean Rose, Aegean Breeze, Aegean Tiffany to serve an unaffiliated third-party.

Salaries, Wages and Related Costs.  Salaries, wages and related costs increased by $4.9 million, or 16.7%, to $34.3 million for the nine month period ended September 30, 2009, compared to $29.4 million for the nine month period ended September 30, 2008. This increase was mainly due to increased full-time employees as we hired new employees to manage our expanded fleet and service center network. Furthermore, crew costs increased as the average number of operating bunkering vessels increased to 32.4 for the nine month period ended September 30, 2009, compared to 22.2 for the nine month period ended September 30, 2008.

Depreciation.   Depreciation increased by $3.1 million, or 34.4%, to $12.1 million for the nine month period ended September 30, 2009, compared to $9.0 million for the nine month period ended September 30, 2008. This increase is in line with the 45.7% increase in the average number of operating bunkering vessels.

Other Operating Expenses. Other operating expenses decreased by $3.8 million, or 7.1%, to $49.9 million for the nine month period ended September 30, 2009, compared to $53.7 million for the nine month period ended September 30, 2008. This decrease in other operating expenses was primarily attributable to the gain on sale of the Roro vessels.

Interest and Finance Costs.  Interest and finance costs decreased by $1.1 million, or 13.3%, to $7.2 million for the nine month period ended September 30, 2009, compared to $8.3 million for the nine month period ended September 30, 2008. The decrease in interest and finance costs was mainly attributable to the lower interest rates despite the higher debt outstanding relating to the financing of our newbuildings.

Inflation

Inflation has had only a moderate effect on our expenses given recent economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.

Liquidity and capital resources

Our treasury activities are controlled centrally by our treasury department, which is located at our offices in Greece. Our treasury department administers our working capital resources including our current accounts, time deposits, overdrafts and bank loans. Our liquidity objective is to maintain an optimum daily net cash position which takes into consideration immediate working capital and operational requirements, as well as short- to medium-term capital expenditure requirements, but which would not result in an unnecessary net cash surplus. In this way we seek to maximize available cash to reinvest in our business. Our policy is to minimize the use of time deposits, financial instruments or other forms of investments, which we believe generate lower levels of return than the return on our invested capital.

Our cash is primarily denominated in U.S. dollars because our sales of marine petroleum products are fully denominated in U.S. dollars. Our service centers pay their operating expenses in various currencies—primarily the Euro, the UAE dirham, the Gibraltar pound, the British pound, the Canadian dollar, the Jamaican dollar, and the Singapore dollar. Our treasury department transfers cash to our service centers monthly on an as-needed basis and accordingly, we maintain low levels of foreign currency at our service centers.

Under the laws of the jurisdictions where our subsidiaries are located, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that materially affect the remittance of dividends, loans, interest or other payments. Most of our vessel-owning subsidiaries have long-term bank loans outstanding that were obtained to partially finance the acquisition cost of their vessels. Most of these vessel-owning companies are not permitted to pay any dividends without the lender's prior consent. However, these vessel-owning companies generally do not generate third-party revenues and do not possess material amounts of excess cash. Therefore, these restrictions on our vessel-owning companies' ability to pay dividends to us should not materially impact our ability to meet our cash obligations. Accordingly, there are no significant restrictions on our ability to access and mobilize our capital resources located around the world.

We have funded our business primarily through: (i) cash generated from operations, (ii) equity capital, (iii) short-term borrowings, and (iv) long-term bank debt. We have a revolving credit facility that provides for borrowings up to certain amounts for working capital purposes as well as a sublimit for the issuance of standby letters of credit. Furthermore, we have long-term debt facilities with several banks in order to partially finance the acquisition costs of several of our vessels. The credit agreements for the long-term debt facilities are secured with first priority mortgages over certain of our vessels.

On September 17, 2009, our subsidiary, AMP, entered into an annually renewable senior secured revolving credit facility with a Greek bank for an amount of $50.0 million.  The credit facility is secured by, among other things, our assigned receivables and corporate guarantee, and bears interest at LIBOR plus 2.50%. The credit facility contains certain covenants and undertakings that require, among other things:

•	that we maintain our listing on the New York Stock Exchange (the "NYSE");

•	that our net equity base will not be less than $175.0 million;

•	that our interest coverage ratio (i.e., EBIT over interest expenses) will not be less than 1.3:1;

•	that our total liabilities to total assets will not exceed 65%;

•	that we maintain additional free liquidity of $25.0 million at the end of each calendar month and an average minimum daily free liquidity of $10.0 million; and

•	that Mr. Melisanidis directly or indirectly controls 26% of our total issued and outstanding common shares.

As of September 30, 2009, the outstanding balance under this credit facility was $50.0 million.

As of September 30, 2009, we believe that we were in compliance in all material respects with all covenants of our credit facilities. We also believe that our working capital resources are sufficient for our present requirements.

Cash Flow

Net Cash Provided By Operating Activities

Net cash used in operating activities was $70.2 million for the nine month period ended September 30, 2009 as compared to net cash provided by operating activities of $48.9 million for the same period in 2008. This decrease was primarily attributable to an increase in working capital.  Working capital excluding cash and debt increased by $41.6 million, to a surplus of $213.4 million as of September 30, 2009 compared to a surplus of $171.8 million as of September 30, 2008.

Net Cash Used In Investing Activities

Net cash used in investing activities was $55.7 million for the nine month period ended September 30, 2009. During the period, we paid $70.8 million as milestone payments under our newbuilding and engineering contracts and we paid $24.3 million mainly to acquire the secondhand vessels, Aegean Star, Aegean Champion and Aegean Ace. During the nine month period ended September 30, 2009, we received net cash consideration of $34.1 million for the sale of our specialty tankers. Furthermore, our restricted cash balances decreased by $5.5 million which increased our cash flows by the same amount.

Net cash used in investing activities was $109.0 million for the nine month period ended September 30, 2008. During the period, we paid $98.5 million as milestone payments under our newbuilding and engineering contracts and we paid $13.4 million to acquire the secondhand tankers Orion, Aegean III, Aegean VIII, PT25 and PT36. During the nine month period ended September 30, 2008, our restricted cash balance decreased by $12.5 million which increased our cash flows by the same amount. Furthermore, cash payments for the ICS Petroleum acquisition during the nine month period ended September 30, 2008 amounted to $9.1 million.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $129.4 million for the nine month period ended September 30, 2009 mainly due to additional drawdowns of $194.6 million under our term loan facilities to finance a portion of the construction costs of our new vessels.  Part of this increase in funding was offset by repayments of long-term debt of $25.9 million and $36.9 million in payments to reduce short-term borrowings.  Furthermore, during the nine month period ended September 30, 2009, we paid for financing costs $1.1 million and declared and paid dividends of $1.3 million to our shareholders.

Net cash provided by financing activities was $88.2 million for the nine month period ended September 30, 2008 mainly due to additional drawdowns of $75.7 million under our term loan facilities to finance a portion of the construction costs of our new vessels, and we drew down $16.6 million under our senior secured credit facility primarily to finance working capital requirements. Furthermore, during the nine month period ended September 30, 2008, we performed repayments of our long-term debt of $2.4 million and we declared and paid dividends of $1.3 million to our shareholders.

Trend information

During the nine month period ended September 30, 2009, our sales volume of marine fuel increased by 22.4% as compared to the prior year, which was mainly due to additional volume of sales of marine fuel in Singapore, Greece and U.A.E. and due to sales in our new markets: Canada, Mexico, Trinidad and Tobago and Tanger-Med, Morocco.  We have also expanded our bunkering fleet by taking delivery of three double-hull bunkering tanker newbuilding and one specialty tanker newbuilding and by acquiring three secondhand double-hull bunkering tankers during the period .  We expect our growth to continue in 2009 as we expand our business and marine fuel delivery capabilities in existing markets and enter new markets.  We have commenced operations in Tanger-Med, Morocco and Trinidad and Tobago in the second quarter of 2009 and we expect to expand our fleet by at least 17 new double hull bunkering tankers, for which we have firm orders, during the next two years, and may purchase additional secondhand vessels in the future.

In addition to our bunkering operations, we market and distribute marine lubricants under the Alfa Marine Lubricants brand. In February 2009, we entered into an agreement to join the Sealub Alliance Network, a group recently formed by Gulf Oil Marine Ltd. to collaborate in the marketing and distribution of marine lubricants.  We expect the sales volumes of lubricants to increase in 2009.

Our success in attracting business has been due, in part, to our willingness to extend trade credit on an unsecured basis to our customers after suitable credit analysis of them.  The recent adverse changes in world credit markets may adversely affect our ability to do business with customers whose creditworthiness may no longer meet our criteria.  Volatility in the price of marine fuel and lubricants may also affect our working capital requirements.

Off-balance sheet arrangements.

We do not have any off-balance sheet arrangements.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of such financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe to be our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of our significant accounting policies, see the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the Commission on April 22, 2009.

Trade Receivables and Allowance for Doubtful Accounts

We extend credit on an unsecured basis to many of our customers. There is uncertainty over the level of uncollectibility of customer accounts. Our management is responsible for approving credit limits above certain amounts, setting and maintaining credit standards, and managing the overall quality of our credit portfolio. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness. Accounts receivable are deemed past due based on contractual terms agreed with our customers.

We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions of our customers, and any specific customer collection issues that we have identified. Accounts and notes receivable are reduced by an allowance for amounts that may become uncollectible in the future. At the end of each reporting period, we calculate an allowance for doubtful accounts based on an aging schedule where we apply set percentages to categories of overdue trade receivables. These set percentages are based on historical experience and currently available management information on customer accounts. Furthermore, we provide appropriate allowances for any specific customer collection issue we identify which allowance is calculated on a case-by-case basis. Trade receivables are written off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

We believe the level of our allowance for doubtful accounts is reasonable based on our experience and our analysis of the net realizable value of our trade receivables during each reporting period. The estimates driving the calculation of our allowance for doubtful accounts have not changed in the past periods and we do not expect these estimates to change in the foreseeable future because they have resulted and we believe that they will continue to result in accurate calculations of our allowance for doubtful accounts. We cannot guarantee that we will continue to experience the same credit loss rates that we have experienced in the past, since adverse changes in the marine industry or changes in the liquidity or financial position of our customers could have a material adverse effect on the collectability of our trade receivables and our future operating results. If credit losses exceed established allowances, our results of operations and financial condition may be adversely affected.

Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives. Depreciation is based on cost less the estimated residual scrap value.

We estimate the useful lives for our bunkering tankers to be 30 years from date of initial delivery from the shipyard.  Furthermore, we estimate the useful life of our floating storage facilities to be 30 years from the date of acquisition. We estimate the residual scrap values of our vessels to be $175 per light-weight ton. We form these estimates based on our experience and the prevailing practices of other companies in the bunkering and shipping industries.

An increase in the estimated useful life of a tanker or in its estimated residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the estimated useful life of a tanker or in its estimated residual value would have the effect of increasing the annual depreciation charge. A 20% decrease in the remaining estimated useful lives of our vessels would increase our depreciation charge for the nine month period ended September 30, 2009 by $2.9 million.

Estimates may need to be changed if new regulations place limitations over the ability of a vessel to trade on a worldwide basis. This would cause us to adjust the vessel's useful life to end at the date such regulations become effective.

Our estimates of the useful lives of our vessels and of the residual scrap values of our vessels have not changed in the past periods. We do not expect these estimates to change in the foreseeable future because we believe they will continue to accurately represent the useful lives of tanker vessels and the long-term scrap values of steel.

Impairment of Long-lived Assets

We evaluate the carrying amounts of our long-lived assets to determine if events have occurred which would require modification to their carrying values. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as vessel sale and purchase prices in the marketplace, business plans and overall market conditions. If an indicator of impairment exists, we determine undiscounted projected net operating cash flow for each vessel or group of vessels and compare it to the relevant carrying value. In the event that undiscounted projected net operating cash flows were less than carrying value, we would estimate the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. When performing impairment assessments, management would generally consider vessel valuation reports obtained from third-party valuation specialists.

Deferred Drydock Cost

Our vessels are generally required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these types of capitalized costs are consistent with practice among other companies in our industry that apply this method of accounting and that our policy of capitalization reflects the economics and market values of the vessels.

Although many companies in our industry apply this method of accounting for deferred drydock costs, some companies apply other methods of accounting, such as expensing drydock costs as incurred. If we were to adopt that method of accounting as our accounting policy, our drydock costs would have been as disclosed under the heading "As Incurred" in the table below, for the periods presented therein.

	Average Number of Vessels		Drydock Costs
Nine Months Ended September 30,	Bunkering	Non-Bunkering	As Reported	As Incurred
			(in thousands of U.S. dollars)
2008	22.24	3.22	2,626	5,846
2009	32.40	5.61	3,270	3,099

The table above discloses the average number of vessels that we have owned in each of the periods presented and the drydock costs that we have reported. In the future, depending on the date a newly-purchased secondhand vessel is drydocked prior to its delivery to us, we may pay drydocking costs and incur subsequent amortization expense of these costs sooner after delivery than if the vessel had been owned by us throughout its life. This would increase our average drydocking expenses in periods immediately following the acquisition.

Following acquisition of vessels under newbuilding contracts, we would expect to first pay drydocking costs and incur subsequent amortization expense of these costs approximately 30 months after the delivery of the vessel from the shipyard. This would decrease our average drydocking expenses in periods immediately following the acquisition since we would have no such costs to amortize in respect of these vessels until they were first drydocked.

Subsequent Events

Acquisition of Verbeke Bunkering Business.  We have entered into a binding heads of agreement to acquire the bunkering business of Verbeke Shipping N.V., or the Verbeke Bunkering Business, including Verbeke Bunkering N.V., or Verbeke Bunkering.  Verbeke Bunkering is a leading physical supplier of marine fuel in the Antwerp-Rotterdam-Amsterdam (ARA) region, including surrounding ports of Ghent, Zeebruges, Flushing, Terneuzen, and Sluiskil.  Verbeke Bunkering operates a fleet of 18 bunkering barges, of which nine are double hull, and provides marine fuel delivery services in port to a diverse group of ship operators as well as marine fuel traders, brokers and other users.

As a result of the transaction, we expect to acquire seven bunkering barges, of which one is double hull; a minority ownership interest in one double hull bunkering barge; and a 10% and a 50% ownership interest in a double hull bunkering barge and a newbuilding double hull bunkering barge to be delivered, respectively.  We plan to use one single hull bunkering barge as a floating storage facility and the remaining vessels in the delivery of marine petroleum products.  We also expect to assume the charters for nine vessels currently chartered-in by Verbeke Bunkering.

The aggregate purchase price for the Verbeke Bunkering Business will be calculated based on a formula of a basic purchase price of between Euro 30.0 and 35.0 million, to be agreed, adjusted for, among other things, the level of marine fuel inventory and provisions, accounts receivable and accounts payable as of December 31, 2009.

The acquisition the Verbeke Bunkering Business is subject to the completion of detailed documentation and satisfaction of certain conditions, including:

•	our satisfaction of results of legal, accounting, financial and operational due diligence;

•	the agreement on the basic purchase amount;

•	the receipt of required consents and approvals;

•	the absence of any event reasonably likely to have a material adverse effect on the Verbeke Bunkering Business; and

•	the retention of existing trade and business financing.

In addition, the sellers have the right to rescind the transaction if the purchase price is determined to be lower than Euro 40.0 million, including all adjustments for the level of marine fuel inventory and provisions, accounts receivable and accounts payable.  Assuming all the conditions are met, we expect the Verbeke Bunkering Business acquisition to close by the end of the first quarter of 2010.

New Trade Credit Facility.  On November 19, 2009, our subsidiary, AMP, entered into an uncommitted trade credit facility, or our New Trade Credit Facility with an international commercial lender.  Our New Trade Credit Facility is in an amount of $100.0 million, with a sub-limit in an amount of $20.0 million for short-term transit and storage financing.  Our New Trade Credit Facility has a one-year term.  The availability of any letters of credit, overdrafts or cash advances under our New Trade Credit Facility is subject to the lender's discretion.  The borrowings under our New Trade Credit Facility will bear interest at a rate of the lender's cost of funds plus 2.0% for short term advances and at a rate of the lender's overnight rate for U.S. Dollars plus 2.0% for overdrafts.  Our New Trade Credit Facility is guaranteed by us and is secured by, among other things:

•	AMP's assigned receivables; and

•	fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender and pledged in its favor.

Under the terms of our New Trade Credit Facility:

•	the maximum credit terms given to any individual counterparty will be 45 days from the delivery of the products;

•	inventories will only be financed up to 30 days from the date such inventories are delivered to the storage facility; and

•	the product to be stored and in transit will be financed up to 10 calendar days from the date of the bill of lading.

Our New Trade Credit Facility contains covenants requiring, among other things, that:

•	AMP's minimum total net equity is at least $80.0 million;

•	we maintain our listing on the NYSE;

•	our total net equity will not be less than $180.0 million; and

•	our minimum current ratio will be 1.15 with a minimum working capital need of $50.0 million.

Purchase of a Floating Storage Facility.  On October 14, 2009, our subsidiary, Aegean Ostria Maritime Company, entered into a memorandum of agreement with Aegean Gas Maritime Company, a company owned and controlled by members of the family of Dimitris Melisanidis, our founder and Head of Corporate Development, for the purchase of a 20,000 dwt double hull bunkering barge, the Mediterranean, used as a floating storage facility.  The purchase price of the vessel was $17.0 million.  The purchase price of the Mediterranean was determined by disinterested members of our board of directors to be no greater than it would have been with a third party on an arm's length basis at the time we entered into the memorandum of agreement.  We expect to take delivery of the vessel before January 29, 2010.

Purchase of Jamaican Property.  On January 14, 2010, we entered into an agreement with companies owned and controlled by members of Mr. Melisanidis' family, for the purchase of property in Jamaica, to be used as a land-based storage facility.  The purchase price for the property was $9.8 million.  The purchase price of the property was determined by disinterested members of our board of directors to be no greater than it would have been with a third party on an arm's length basis at the time we entered into the purchase agreement.  The closing of the acquisition is subject to a number of conditions precendent, including that we shall have secured the necessary financing.  We expect that the Jamaican property will require capital expenditures in the next few years between $15.0 and $20.0 million.

Vessel Employment Agreements.  On October 26, 2009, we entered into agreements with an unaffiliated third party for the employment of our vessels, the Aegean III, Aegean VIII, Aegean XII, Aegean Daisy, Aegean Rose, Aegean Breeze and Aegean Tiffany.

Delivery of the Newbuildings.  On October 15, 2009, we took delivery of the Kefalonia, a 6,272 dwt double hull bunkering tanker newbuilding from the Qingdao Hyundai Shipyard in China, or Qingdao Hyundai.  The Kefalonia is deployed in our new service center in Trinidad and Tobago.  On November 20, 2009, we took delivery of the Paxoi, a 5,500 dwt double hull bunkering tanker newbuilding from Qingdao Hyundai.  We deployed the Paxoi to our United Kingdom service center.

Memorandum of Agreement.  On November 18, 2009, we signed a memorandum of agreement with a third-party purchaser for the sale of the Aegean IX, a vessel we used as a floating storage facility in Jamaica.  The purchase price of the vessel was $400,000.  The vessel was delivered on December 8, 2009.

Expected Fourth Quarter Earnings.  For the three months ended December 31, 2009, we sold approximately 1.76 million metric tons of marine fuel.  As our gross spread on marine petroleum products has not yet been determined, we expect that our earnings per share for the three months ended December 31, 2009, will be between $0.33 and $0.36, adjusted for a one-time non-recurring expense relating to previously capitalized professional fees, or between $0.31 and $0.34, unadjusted.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters contained in this discussion of our financial condition and results of operations, or this report, may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation.  This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance.  When used in this report, the words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.  Important assumptions relating to the forward-looking statements include, among other things, assumptions regarding demand for our products, the cost and availability of refined marine fuel from suppliers, pricing levels, the timing and cost of capital expenditures, competitive conditions, and general economic conditions.  These assumptions could prove inaccurate.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	our future operating or financial results;

•	our future payment of dividends and the availability of cash for payment of dividends;

•	our ability to retain and attract senior management and other key employees;

•	our ability to manage growth;

•	our ability to maintain our business in light of our proposed business and location expansion;

•	our ability to obtain double hull bunkering tankers given the scarcity of such vessels in general;

•	the outcome of legal, tax or regulatory proceedings to which we may become a party;

•	adverse conditions in the shipping or the marine fuel supply industries;

•	our ability to retain our key suppliers and key customers;

•	our contracts and licenses with governmental entities remaining in full force and effect;

•	material disruptions in the availability or supply of crude oil or refined petroleum products;

•	changes in the market price of petroleum, including the volatility of spot pricing;

•	increased levels of competition;

•	compliance or lack of compliance with various environmental and other applicable laws and regulations;

•	our ability to collect accounts receivable;

•	changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general;

•	our future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	our failure to hedge certain financial risks associated with our business;

•	uninsured losses;

•	our ability to maintain our current tax treatment;

•	our failure to comply with restrictions in our credit agreements;

•	increases in interest rates; and

•	other important factors described from time to time in our filings with the Commission.

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND SEPTEMBER 30, 2009
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2008	September 30, 2009

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$46,927	$50,337
Trade receivables, net of allowance for doubtful accounts of $1,323 and $ 1,641, as of December 31, 2008 and September 30, 2009, respectively	131,266	277,899
Due from related companies	2,501	9,019
Inventories	55,330	105,785
Prepayments and other current assets	13,731	18,418
Restricted cash	1,632	-
Total current assets	251,387	461,458

FIXED ASSETS:
Advances for vessels under construction and acquisitions	113,564	155,046
Vessels, cost	260,741	289,688
Vessels, accumulated depreciation	(26,606)	(37,956)
Vessels' net book value	234,135	251,732
Other fixed assets, net	1,681	1,700
Total fixed assets	349,380	408,478

OTHER NON-CURRENT ASSETS:
Restricted cash	3,838	-
Deferred charges, net	12,440	13,117
Concession Agreement	7,407	7,174
Goodwill	17,431	17,431
Other non-current assets	24	818
Total assets	$641,907	$908,476

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$90,000	$53,100
Current portion of long-term debt	9,352	12,140
Trade payables to third parties	67,817	152,165
Trade payables to related companies	22,462	29,024
Other payables to related companies	187	2,964
Accrued and other current liabilities	12,204	13,528
Total current liabilities	202,022	262,921

LONG-TERM DEBT, net of current portion	154,269	320,142

OTHER NON-CURRENT LIABILITIES	613	4,530

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized; 42,543,608 and 42,588,505 shares, issued and outstanding at December 31, 2008 and September 30, 2009, respectively	425	426
Additional paid-in capital	190,658	193,210
Accumulated other comprehensive income	211	-
Retained earnings	93,709	127,247
Total stockholders' equity	285,003	320,883

Total liabilities and stockholders' equity	$641,907	$908,476

The accompanying condensed notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2009
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Nine Months Ended September 30,
	2008	2009

REVENUES:
Sales of marine petroleum products – third parties	$2,207,615	$1,611,084
Sales of marine petroleum products – related companies	9,955	19,884
Voyage revenues	-	7,390
Other revenues	6,054	5,705

Total revenues	2,223,624	1,644,063

OPERATING EXPENSES:
Cost of marine petroleum products sold – third parties	1,815,755	1,295,026
Cost of marine petroleum products sold – related companies	276,914	206,153
Salaries, wages and related costs	29,384	34,341
Depreciation	8,998	12,077
Amortization of drydocking costs	2,626	3,270
Amortization of concession agreement	234	233
Gain on sale of vessels	-	(4,185)
Other operating expenses	53,736	54,055

Total operating expenses	2,187,647	1,600,970

Operating income	35,977	43,093

OTHER INCOME/(EXPENSE):
Interest and finance costs	(8,261)	(7,225)
Interest income	342	30
Foreign exchange gains(losses), net	(325)	(339)
	(8,244)	(7,534)

Income before income taxes	27,733	35,559

Income taxes	(890)	(733)

Net income	$26,843	$34,826

Basic earnings per common share	$0.63	$0.82
Diluted earnings per common share	$0.63	$0.82

Weighted average number of shares, basic	42,490,780	42,573,082
Weighted average number of shares, diluted	42,643,124	42,601,423

The accompanying condensed notes are an integral part of these consolidated financial statements

 AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2009
(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	# of Shares	Par Value

BALANCE, December 31, 2007	42,461,428	$425	$187,795	$55,505	-	$243,725

- Net income	-	-	-	26,843	-	26,843
- Dividends declared and paid	-	-	-	(1,282)	-	(1,282)
- Share-based compensation	49,992	-	1,945	-	-	1,945
- Other	-	-	-	-	443	443

BALANCE, September 30, 2008	42,511,420	$425	$189,740	$81,066	$443	$271,674

BALANCE, December 31, 2008	42,543,608	$425	$190,658	$93,709	$211	$285,003

- Net income	-	-	-	34,826	-	34,826
- Dividends declared and paid	-	-	-	(1,288)	-	(1,288)
- Share-based compensation	44,897	1	2,552	-	-	2,553
- Other	-	-	-	-	(211)	(211)

BALANCE, September 30, 2009	42,588,505	$426	$193,210	$127,247	$-	$320,883

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2009
(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2008	2009
Cash flows from operating activities:
Net income	$26,843	$34,826
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	8,998	12,077
Provision for doubtful accounts	79	318
Share-based compensation	1,945	2,552
Amortization	3,213	4,002
Provision for income taxes	-	733
Gain on sale of vessels	-	(4,185)
(Increase) Decrease in:
Trade receivables	(85,832)	(146,951)
Due from related companies	1,021	(6,518)
Inventories	10,113	(50,455)
Prepayments and other current assets	(7,175)	(4,687)
Other non-current assets	89	(794)
Increase (Decrease) in:
Trade payables	97,547	89,728
Other payables to related companies	(97)	2,777
Accrued and other current liabilities	(2,300)	(844)
Other non-current liabilities	294	306
Payments for dry-docking	(5,846)	(3,099)
Net cash provided by (used in) operating activities	48,892	(70,214)

Cash flows from investing activities:
Payments for vessels under construction	(98,454)	(70,755)
Payments for vessels acquisitions	(13,377)	(24,313)
Net proceeds from sales of vessels	-	34,149
Corporate acquisitions, net of cash acquired	(9,108)	-
Purchase of other fixed assets	(506)	(300)
Decrease in restricted cash	12,472	5,470
Net cash used in investing activities	(108,973)	(55,749)

Cash flows from financing activities:
Proceeds from long-term debt	75,719	194,576
Repayment of long-term debt	(2,356)	(25,915)
Net change in short-term borrowings	16,593	(36,900)
Financing costs paid	(450)	(1,100)
Dividends paid	(1,282)	(1,288)
Net cash provided by financing activities	88,224	129,373

Net increase (decrease) in cash and cash equivalents	28,143	3,410
Cash and cash equivalents at beginning of period	1,967	46,927
Cash and cash equivalents at end of period	$30,110	$50,337

The accompanying condensed notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.    Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2009 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2009.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on form 20-F for the year ended December 31, 2008. In addition to the accounting policies disclosed therein, the following policy was adopted in the nine months ended September 30, 2009:

Leases: The Company records vessels under capital leases as fixed assets at the lower of the present value of the minimum lease payments at inception of the lease or the fair value of the vessel. Vessels under capital leases are amortized over the estimated remaining useful life of the vessel for capital leases which provide for transfer of title of the vessel, similar to that used for other vessels of the Company.  Assets held under capital leases are presented as "Advances for vessels under construction and acquisitions" in the balance sheet until the vessel is deemed ready for its intend use and the balance is reclassified to "Vessels, cost".  The current portion of capitalized lease obligations are reflected in the balance sheet are presented in "Accrued and other current liabilities" and remaining long-term capitalized lease obligations are presented as "Other non-current liabilities".

Financial Instruments:  The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the unaudited interim condensed consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities.  The carrying value approximates the fair market value for the floating rate loans.

2.     Adoption of New Accounting Standards:

In December 2007, new guidance established accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The new guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The above-mentioned guidance was effective for fiscal years beginning after December 15, 2008, and was adopted by the Company in the first quarter of 2009. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements. The new guidance was retrospectively applied to the interim condensed consolidated statement of stockholders equity for the nine-month in period ended September 30, 2008.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.    Adoption of New Accounting Standards: (Continued)

In March 2008, new guidance was issued with the intent to provide users of financial statements with enhanced understanding of derivative instruments and hedging activities. The new guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This guidance was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This standard did not have a material impact on the Company's financial condition and results of operations.

In January 2009 the Company adopted guidance that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under previously-issued guidance.  This guidance did not have a material impact on the Company's financial condition and results of operations.

In June 2008, new guidance clarified that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities, and the two-class method of computing basic and diluted earnings per share must be applied. The Company determined that restricted shares granted under its equity incentive plan are participating securities because the restricted shares participate in dividends. The guidance was effective for fiscal years beginning after December 15, 2008. This standard did not have a material impact on the Company's disclosure of EPS.

 In January 2009 the Company adopted guidance which significantly changed the accounting for and reporting of business combination transactions. This guidance was effective for the Company for business combination transactions for which the acquisition date was on or after January 1, 2009. No business combination transactions occurred during the nine months ended September 30, 2009.

In April 2009, new guidance was issued for interim disclosures about fair value of financial instruments, which amends previous guidance for disclosures about fair value of financial instruments to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.  The guidance also require those disclosures in summarized financial information at interim reporting periods.  The new guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The adoption of the above mentioned guidance in the second quarter of 2009 did not have an impact on the Company's consolidated financial statements.

In May 2009, new guidance was issued relating to management's assessment of subsequent events. The new guidance (i) clarifies that management must evaluate, as of each reporting period (i.e. interim and annual), events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued", (ii) does not change the recognition and disclosure requirements in AICPA Professional Standards, for Type I and Type II subsequent events; however, the guidance refers to them as recognized (Type I) and non recognized subsequent events (Type II), (iii) requires management to disclose, in addition to other disclosures, the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued or were available to be issued and (iv) indicates that management should consider supplementing historical financial statements with the pro forma impact of nonrecognized subsequent events if the event is so significant that disclosure of the event could be best made through the use of pro forma financial data. The new guidance is effective prospectively for interim or annual financial periods ending after June 15, 2009. Adoption of the above mentioned guidance in the third quarter of 2009 did not have significant impact on the Company's financial statements.

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which became the single

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.     Adoption of New Accounting Standards: (Continued)

source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification's content carries the same level of authority, effectively superseding previous guidance. In other words, the GAAP hierarchy was modified to include only two levels of GAAP: authoritative and nonauthoritative. The guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the new guidance in the third quarter of 2009 which did not have an impact on the Company's consolidated financial statements.

In June 2009, new guidance was issued with regards to the consolidation of variable interest entities ("VIE"). This guidance responds to concerns about the application of certain key provisions of the FASB Interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. The company is evaluating the impact of this guidance on the Company's consolidated financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

3.     Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2008	September 30, 2009
Held for sale:
Marine Fuel Oil	44,564	93,571
Marine Gas Oil	9,151	10,708
	53,715	104,279
Held for consumption:
Marine fuel	517	294
Lubricants	920	996
Stores	33	39
Victuals	145	177
	1,615	1,506
Total	55,330	105,785

4.            Advances for Vessels under Construction and Acquisitions:

During the nine months ended September 30, 2009, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, January 1, 2009	113,564
Advances for vessels under construction and related costs	72,027
Additions of secondhand vessel acquisitions	28,762
Vessels delivered	(59,307)
Balance September 30, 2009	155,046

On February 9, 2009, and in connection with the call option agreement with the Fujian Southeast Shipyard ("Fujian"), which was signed on May 25, 2007, as amended, the Company signed five separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the five 4,600 dwt product oil tankers (hull numbers DN-3800-11 to 15). The price of each such contract is $1,150, of which 15% is payable upon keel-laying, 40% is payable upon launching and 45% is payable upon delivery and acceptance.

On February 9, 2009, and in connection with the call option agreement with the Qingdao Hyundai Shipbuilding Co. Ltd. ("Qingdao Hyundai"), which had signed on February 28, 2008, the Company signed four separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the four 5,500 dwt, product oil tankers (hull numbers QHS-225 to 228). The price of each such contract is $1,600, of which 15% is payable upon keel-laying, 40% is payable upon launching and 45% is payable upon delivery and acceptance.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.  Advances for Vessels under Construction and Acquisitions: (Continued)

       On March 19, 2009, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Norwegian-flagged 11,520 dwt (built in 1980) double hull bunkering tanker, M/T Linnea (renamed "Aegean Star"). The purchase price of the vessel was $4,200, which was fully paid on the delivery of the vessel on April 8, 2009.

On March 27, 2009, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Marshall Islands-flagged 23,400 dwt (built in 1991) double hull bunkering tanker, M/T Sichem Arctic (renamed "Aegean Champion"). The purchase price of the vessel was $12,300, which was fully paid on the delivery of the vessel on April 30, 2009.

On April 30, 2009, the Company signed a Bareboat Charter Agreement with a third-party owner for the charter of a Canadian – flagged 2,315dwt (built in 2001) double hull Oil Tank Barge, ITB Provider (renamed "PT 22"). The charter period is sixty months. At expiration of the charter and upon the fulfillment of the Company's obligations, which are separately described in Note 10 ("Capital Leases"), the title of PT 22 will transfer to the Company. The amount of $4,449 which represents the future payments under the Capital Lease is a non- cash transaction for the purposes of the statement of cash flows.

The amounts shown in the accompanying condensed consolidated balance sheets include advance and milestone payments relating to the shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction periods which were capitalized.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.    Advances for Vessels under Construction and Acquisitions: (Continued)

        As of September 30, 2009 advances for vessels under construction and acquisitions, is analyzed as follows:

			September 30, 2009
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total
Fujian Shipyard
DN-3800-11	2009	10,740	6,485	196	6,681
DN-3800-12	2009	10,740	4,893	111	5,004
DN-3800-13	2009	10,740	4,893	95	4,988
DN-3800-14	2009	10,740	4,893	87	4,980
DN-3800-15	2009	10,740	2,888	80	2,968
Qingdao Hyundai Shipyard
QHS-207*	2009	11,382	11,382	1,028	12,410
QHS-208*	2009	11,382	11,382	535	11,917
QHS-209	2009	11,600	8,880	312	9,192
QHS-210	2009	11,600	8,880	306	9,186
QHS-215	2009	11,600	8,880	289	9,169
QHS-216	2009	11,600	8,880	272	9,152
QHS-217	2009	11,600	8,880	267	9,147
QHS-222	2009	11,000	7,930	183	8,113
QHS-223	2009	11,000	7,930	172	8,102
QHS-224	2009	11,000	4,940	213	5,153
QHS-225	2009	12,200	7,660	199	7,859
QHS-226	2010	12,200	7,660	191	7,851
QHS-227	2010	12,200	7,660	180	7,840
QHS-228	2010	12,200	7,660	158	7,818
Acquired Assets
Aegean Star*	2009	4,274	4,274	2,867	7,141
Launch*	2009	375	375	-	375
	Total	220,913	147,305	7,741	155,046

* Vessels delivered but as of September 30, 2009, were not positioned and operational.

As of September 30, 2009 the remaining obligations under these contracts are payable as follows:

Amount
October 1 to December 31, 2009	37,401
2010	36,207
73,608

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

5.    Vessels:

During the nine months ended September 30, 2009, the movement of the account, vessels, was as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2009	260,741	(26,606)	234,135
- Vessels additions	59,307	-	59,307
- Disposals	(30,360)	414	(29,946)
- Depreciation	-	(11,764)	(11,764)
Balance, September 30, 2009	289,688	(37,956)	251,732

On June 10, 2009, the Company sold the vessels, Maistros and Ostria to an unaffiliated third-party purchaser for an aggregate price of $34,149. The resulting gain on sale of $4,185 is separately reflected in the consolidated statement of income for the nine months ended September 30, 2009.

As of September 30, 2009, the Company was a party, as lessee to one capital lease on a PT barge.  The gross value of the capital lease is $4,778.  The Company also had recorded accumulated depreciation relating to the capital lease of $24.

6.    Deferred Charges:

During the nine months ended September 30, 2009, the movement of the account, deferred charges was as follows:

	Drydocking	Financing Costs	Total
Balance, January 1, 2009	11,485	955	12,440
- Additions	3,346	1,100	4,446
- Amortization	(3,270)	(499)	(3,769)
Balance, September 30, 2009	11,561	1,556	13,117

The amortization for drydocking costs is separately reflected in the accompanying condensed consolidated statements of income. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

7.    Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:

Loan Facility	December 31, 2008	September 30, 2009
Short-term borrowings:
Overdraft facility under senior secured credit facility dated 09/30/2008 (1)	90,000	-
Revolving overdraft facility dated 03/11/2008	-	3,100
Revolving credit facility dated 09/17/2009 (2)		50,000
Total short-term borrowings	90,000	53,100
Long-term debt:
Secured syndicated term loan dated 10/26/2005	15,971	-
Secured syndicated term loan dated 8/30/2005	30,312	32,740
Secured term loan facility under senior secured credit facility dated 12/19/2006	31,020	28,920
Secured term loan dated 10/25/2006	14,172	18,506
Secured term loan dated 10/27/2006	7,896	12,088
Secured syndicated term loan dated 10/30/2006	28,000	45,564
Secured term loan dated 7/5/2007 as amended on 09/12/2008	6,650	18,864
Secured syndicated term loan dated 04/24/2008	15,100	23,600
Secured syndicated term loan dated 07/08/2008	14,500	13,000
Overdraft facility under senior secured credit facility dated 03/16/2009 (1)	-	139,000
Total	163,621	332,282
Less: Current portion of long-term debt	(9,352)	(12,140)
Long-term debt, net of current portion	154,269	320,142

(1)    On March 16, 2009, the Company renewed retroactively from February 1, 2009, for a period of two years, until January 30, 2011, the senior secured syndicated revolver, guarantee and letter of credit facility that was signed on September 30, 2008. The participant banks are the same group of international commercial lenders. The amount of the facility is up to $1,000,000, for working capital and general corporate purposes. The renewed facility had a committed amount of up to $250,000 consisting of a guarantee and/or letter of credit line in an amount of up to $147,500 and a cash advance limit in an amount of up to $208,000 on March 31, 2009. The facility bears interest at LIBOR plus 2.50%, while documentary and standby letters of credit are subject to commissions of 0.75% and 1.50%, respectively. As of September 30, 2009, the outstanding balance under this facility was $139,000.

 (2)    On September 17, 2009, the Company entered into an annual revolving credit facility with a Greek  bank for an amount of $50,000. The facility is secured against Company's receivables and bears interest at LIBOR plus 2.50%. As of September 30, 2009, the outstanding balance under this facility was $50,000.

As of September 30, 2009, the Company had an available unutilized overdraft line of $35,510 under its senior secured credit facility, and had an available unutilized aggregate amount of $70,445 under its secured term loan facilities.

As of September 30, 2009 and December 31, 2008, the Company was in compliance with the financial covenants under its facility agreements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

7.    Total Debt: (Continued)

The annual principal payments of long-term debt required to be made after September 30, 2009, are as follows:

Amount
October 1 to December 31, 2009	2,365
2010	13,478
2011	153,809
2012	14,809
2013	19,309
2014 and thereafter	128,512
332,282

8.    Other Operating Expenses:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Nine Months Ended September 30,
	2008	2009
Bunkering tanker voyage expenses	1,356	1,872
Bunkering tanker insurance	1,369	1,782
Bunkering tanker repairs and maintenance	2,947	2,330
Bunkering tanker spares and consumable stores	2,116	3,034
Bunkering tanker consumption of marine petroleum products	14,339	8,990
Bunkering tanker other operating expenses	2,220	14,188
Cargo transportation	9,569	3,470
Provision for doubtful accounts	79	335
Operating costs of storage facilities	2,844	2,106
Port and related expenses	2,700	3,076
General and administrative	10,114	10,182
Broker commissions	1,744	1,721
Other	2,339	969
Total	53,736	54,055

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

9.   Contingencies:

On November 30, 2005, an unrelated third party filed a declaratory action against the Company before the First Instance Court of Piraeus. The plaintiff asserts that he was instrumental in the negotiation of the Company's Fuel Purchase Agreement with a government refinery in Jamaica, and seeks a judicial affirmation of his alleged contractual right to receive a commission of $1 per metric ton sold over the life of that contract, which as per the plaintiff's calculation, amounts to $10,080 over a period of 12 years. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the Court of First Instance in Piraeus. The case was re-scheduled to be heard on May 13, 2008. The case was duly heard on May 13, 2008, before the Maritime Division of the Multi-Member First Instance Court of Piraeus. Judgment No.5493 was rendered by the Court on December 3, 2008, dismissing plaintiff's lawsuit having found same to be vague and therefore inadmissible for further examination on the merits. Also the Court has condemned the plaintiff to pay Euro 10,000 to AMP in reimbursement of its legal costs. The Judgment is open to appeal by the claimant. On February 26, 2009, the claimant who was seeking a commission under the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica commenced a new civil law suit against AMP and Mr. Melisanidis in the Commercial Court of Paris, France, seeking a payment of approximately $180 of alleged commissions and $400 of compensatory damages.  After an initial hearing that was held on March 31, 2009, the court had a hearing in the case on May 5, 2009 and a Decision in the Company's favour was issued by the Paris Court of First Instance on June 9, 2009 dismissing the plaintiff's case. Following the issuance of the latter Decision, the plaintiff commenced summary (emergency) proceedings seeking to receive a provisional payment of Euro 600 the initial hearing of which was scheduled for July 29, 2009 and then adjourned for October 2, 2009. This request was rejected by the Commercial Court of Paris. Additionally the plaintiff filed an appeal against the Decision issued by the Paris Court of First Instance the hearing of which has now been fixed by the Appeal Court to take place on December 8, 2009. The Company believes that this claim is unwarranted and lacking in merit and management believes that the Company will not incur a material loss in connection with this lawsuit.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1 billion per vessel per incident.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

10.         Capital Leases:

As discussed in Note 4, the Company leases Barge PT 22 under a capital lease.  The annual future minimum lease payments under the capital lease, of Barge PT 22, together with the present value of the net minimum lease payments required to be made after September 30, 2009, are as follows:

Amount
October 1 to December 31, 2009	$291
2010	1,163
2011	1,163
2012	1,163
2013	1,163
Thereafter	385
Total minimum lease payments	5,328
Less: imputed interest	(880)
Present value of minimum lease payments	4,448
Current portion of capitalized lease obligations	837
Long-term capitalized lease obligations	$3,611

11.        Equity Incentive Plan:

 On March 17, 2009, the Company made grants of restricted common stock aggregating 160,500 shares to certain officers and directors of the Company. With respect to 30,000 shares, the restrictions lapse in 20% lots over five years from the grant date. With respect to 75,000 shares, the restrictions lapse in five years from the grant date. With respect to 55,500 shares, the restrictions lapse in 25% lots over four years from the grant date.

  On June 16, 2009, the Company granted 12,000 shares of restricted common stock to four non-executive members of the Board of Directors. The restricted shares vest and the restrictions lapse on the date of the 2010 Annual Meeting of Shareholders.

The following table summarizes the status of the Company's unvested restricted stock outstanding for the nine months ended September 30, 2009:

	Unvested Restricted Stock	Weighted Average Grant Date Fair Value
January 1, 2009	297,695	27.12
Granted	172,500	17.82
Vested	(44,897)	20.82
Forfeited	(10,500)	21.54
September 30, 2009	414,798	24.08

The grant-date fair values of the restricted stock are determined by the closing price of the Company's common stock traded on the NYSE on the grant date. Total compensation cost of $2,552 was recognized and included under salaries, wages and related costs in the accompanying condensed consolidated statement of income for the nine months ended September 30, 2009.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

11.         Equity Incentive Plan: (Continued)

As of September 30, 2009, there was $6,038 of total unrecognized compensation cost related to non-vested restricted stock awards, which is expected to be recognized as compensation expense over a weighted average period of 2.9 years as follows:

Amount
October 1 to December 31, 2009	814
2010	2,230
2011	1,530
2012	1,136
2013	306
2014	22
6,038

12.         Common Stock and Additional Paid-In Capital:

Aegean was formed on June 6, 2005, under the laws of Marshall Islands. The Company's authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share.

As of September 30, 2009, the Company had no shares of preferred stock issued and outstanding and had 42,588,505 shares of common stock, with a par value of $0.01, issued and outstanding.

During the nine months ended September 30, 2009, the Company declared and paid dividends of $0.01 per share totaling to $1,288.

In August 2009, the Company authorized and declared a dividend distribution of one preferred share purchase right (a "Right") on each outstanding share of its common stock.  The dividend distribution was made to shareholders of record as of August 14, 2009.  The rights will become exercisable and trade separately from the common stock upon the earlier of (i) 10 days following the public announcement or disclosure that a person or group (an "Acquiring Person") has acquired beneficial ownership, or obtained the right to acquire, 15 percent or more of the outstanding common stock  or (ii) ten business days following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such a group or person becoming an Acquiring Person.  In such circumstances, each right entitles shareholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at a purchase price of $100.00.  In the event that the rights are triggered, shareholders of record will be able to exercise each right to receive, upon payment of the exercise price, shares of common stock having a market value equal to twice the exercise price.  An Acquiring Person will not be entitled to exercise any rights.  As of September 30, 2009, no such events had occurred, and no rights have been exercised.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

13.          Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

      The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

Information concerning the Company's total sales of marine petroleum products is presented as follows, attributed based on the point-of-delivery geographical locations of customer vessels:

	Nine Months Ended September 30,
	2008	2009
Europe	919,924	638,125
America	351,398	239,457
Africa	80,073	57,709
Asia	866,175	695,677
Total	2,217,570	1,630,968

The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, review on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio.

The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law; shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

The following disclosure of the locations of long-lived assets is based on the physical locations of the assets, which are not necessarily indicative of the territories that have jurisdiction over such assets:

	December 31, 2008	September 30, 2009
Europe	127,827	111,890
America	10,470	24,287
Africa	12,663	12,235
Asia	84,856	105,020
Total	235,816	253,432

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

14.         Subsequent Events:

The Company has evaluated all subsequent events through January 19, 2010, the date the financial statements were issued.

Acquisition of Verbeke Bunkering Business. The Company has entered into a binding heads of agreement to acquire the bunkering business of Verbeke Shipping N.V. (the "Verbeke Bunkering Business"), including Verbeke Bunkering N.V ("Verbeke Bunkering").  Verbeke Bunkering is a leading physical supplier of marine fuel in the Antwerp-Rotterdam-Amsterdam (ARA) region, including surrounding ports of Ghent, Zeebruges, Flushing, Terneuzen, and Sluiskil.  Verbeke Bunkering operates a fleet of 18 bunkering barges, of which nine are double hull, and provides marine fuel delivery services in port to a diverse group of ship operators as well as marine fuel traders, brokers and other users.

As a result of the transaction, the Company expects to acquire seven bunkering barges, of which one is double hull; a minority ownership interest in one double hull bunkering barge; and a 10% and a 50% ownership interest in a double hull bunkering barge and a newbuilding double hull bunkering barge to be delivered, respectively.  The Company plans to use one single hull bunkering barge as a floating storage facility and the remaining vessels in the delivery of marine petroleum products.  The Company also expects to assume the charters for nine vessels currently chartered-in by Verbeke Bunkering.

The aggregate purchase price for the Verbeke Bunkering Business will be calculated based on a formula of a basic purchase price of between Euro 30.0 and 35.0 million, to be agreed, adjusted for, among other things, the level of marine fuel inventory and provisions, accounts receivable and accounts payable as of December 31, 2009.

The acquisition the Verbeke Bunkering Business is subject to the completion of detailed documentation and satisfaction of certain conditions, including:

•	the Company's satisfaction of results of legal, accounting, financial and operational due diligence;

•	the agreement on the basic purchase amount;

•	the receipt of required consents and approvals;

•	the absence of any event reasonably likely to have a material adverse effect on the Verbeke Bunkering Business; and

•	the retention of existing trade and business financing.

In addition, the sellers have the right to rescind the transaction if the purchase price is determined to be lower than Euro 40.0 million, including all adjustments for the level of marine fuel inventory and provisions, accounts receivable and accounts payable.  Assuming all the conditions are met, the Company expects the Verbeke Bunkering Business acquisition to close by the end of the first quarter of 2010.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

14.          Subsequent Events: (Continued)

New Trade Credit Facility.  On November 19, 2009, the Company's subsidiary, Aegean Marine Petroleum S.A. ("AMP"), entered into an uncommitted trade credit facility (the "New Trade Credit Facility") with an international commercial lender.  The New Trade Credit Facility is in an amount of $100.0 million, with a sub-limit in an amount of $20.0 million for short-term transit and storage financing.  The New Trade Credit Facility has a one-year term.  The availability of any letters of credit, overdrafts or cash advances under the New Trade Credit Facility is subject to the lender's discretion.  The borrowings under the New Trade Credit Facility will bear interest at a rate of the lender's cost of funds plus 2.0% for short term advances and at a rate of the lender's overnight rate for U.S. Dollars plus 2.0% for overdrafts.

The New Trade Credit Facility is guaranteed by the Company and is secured by, among other things:

•	AMP's assigned receivables; and

•	the fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender and pledged in its favor.

Under the terms of the New Trade Credit Facility:

•	the maximum credit terms given to any individual counterparty will be 45 days from the delivery of the products;

•	inventories will only be financed up to 30 days from the date such inventories are delivered to the storage facility; and

•	the product to be stored and in transit will be financed up to 10 calendar days from the date of the bill of lading.

The New Trade Credit Facility contains covenants requiring, among other things, that:

•	AMP's minimum total net equity is at least $80.0 million;

•	the Company maintain its listing on the NYSE;

•	the Company's total net equity will not be less than $180.0 million; and

•	the Company's minimum current ratio will be 1.15 with a minimum working capital need of $50.0 million.

Purchase of a Floating Storage Facility.  On October 14, 2009, the Company's subsidiary, Aegean Ostria Maritime Company, entered into a memorandum of agreement with Aegean Gas Maritime Company, a company owned and controlled by members of the family of Dimitris Melisanidis, the Company's founder and Head of Corporate Development, for the purchase of a 20,000 dwt double hull bunkering barge, the Mediterranean, used as a floating storage facility.  The purchase price of the vessel was $17.0 million.  The purchase price of the Mediterranean was determined by disinterested members of the Company's board of directors to be no greater than it would have been with a third party on an arm's length basis at the time it entered into the memorandum of agreement.  The Company expects to take delivery of the vessel before January 29, 2010.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

14.          Subsequent Events: (Continued)

Purchase of Jamaican Property.  On January 14, 2010, the Company entered into an agreement with related companies owned and controlled by members of Mr. Melisanidis' family, for the purchase of property in Jamaica, to be used as a land-based storage facility.  The purchase price for the property was $9.8 million.  The purchase price of the property was determined by disinterested members of the Company's board of directors to be no greater than it would have been with a third party on an arm's length basis at the time the Company entered into the purchase agreement.  The closing of the acquisition is subject to a number of conditions precedent, including that the Company shall have secured the necessary financing.

Vessel Employment Agreements.  On October 26, 2009, the Company entered into agreements with an unaffiliated third party for the employment of its vessels, the Aegean III, Aegean VIII, Aegean XII, Aegean Daisy, Aegean Rose, Aegean Breeze and Aegean Tiffany.

Delivery of the Newbuildings.  On October 15, 2009, the Company took delivery of the Kefalonia, a 6,272 dwt double hull bunkering tanker newbuilding from the Qingdao Hyundai Shipyard in China ("Qingdao Hyundai").  The Kefalonia is deployed in the Company's new service center in Trinidad and Tobago.  On November 20, 2009, the Company took delivery of the Paxoi, a 5,500 dwt double hull bunkering tanker newbuilding from Qingdao Hyundai.  The Company deployed the Paxoi to its United Kingdom service center.

Memorandum of Agreement.  On November 18, 2009, the Company signed a memorandum of agreement with a third-party purchaser for the sale of the Aegean IX, a vessel the Company used as a floating storage facility in Jamaica.  The purchase price of the vessel was $400.  The vessel was delivered on December 8, 2009.

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